June 28, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Draft Registration Statement on Form F-4
Submitted March 27, 2024
CIK No. 0002002045

Ladies and Gentlemen:

On behalf of our client, GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 24, 2024, relating to the Company’s Draft Registration Statement on Form F-4 submitted via EDGAR on March 27, 2024 (the “Registration Statement”).

The Company is concurrently filing via EDGAR the Registration Statement on Form F-4 (the “F-4”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form F-4 Submitted March 27, 2024

Market and Industry Data, page 2

1.	We note that the prospectus includes market and industry data based on information from third-party sources. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Company confirms with the Staff that none of the reports containing market and industry data cited in the prospectus was commissioned by the Company for use in connection with the registration statement.

Questions and Answers For Stockholders of RFAC, page 14

2.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 21 of the F-4.

Q: What equity stake will holders of RFAC Public Shares, holders of Company Shares..., page 17

3.	Please expand your disclosure regarding the Sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 16 of the F-4.

4.	Your column header "Assuming 50% Redemptions" appears to suggest redemption of 50% of the total RFAC Class A Common Shares that are available for redemption, while the description on page 16 indicates this column represents "50% of maximum redemptions." Please revise this column header in the share ownership tables throughout the prospectus to more clearly convey what this column is intended to represent.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 17 of the F-4.

Summary of the Proxy Statement/Prospectus, page 31

5.	We note your disclosure on page 40 addressing the potential impact of redemptions on non-redeeming shareholders, and the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Here and/or as applicable throughout the filing, please disclose the potential impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis for the range of redemption scenarios.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 43 of the F-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 101

6.

As defined on page 7, Incentive Shares can be used as incentive in connection with non-redemption or sources of Transaction Financings. Your pro forma financial statements appear to assume that 2.0 million shares will be issued as incentive for shareholders not to redeem their SPAC shares with an offsetting entry to share-based compensation. Please tell us and revise your disclosures throughout to address the following:

•      Explain how Incentive Shares, and the related pro forma adjustments, will be impacted should you enter into a Transaction Financing prior to closing. For example, assuming you enter into a Transaction Financing for the issuance of 2.0 million shares, clarify whether you will be able to also issue Incentive Shares pursuant to the terms of the Merger Agreement.

Response: Pursuant to Section 6.6 of the Merger Agreement, PubCo’s obligation to issue the 2,000,000 Incentive Shares at Closing is not conditioned on the Transaction Financing. Sponsor, in its sole discretion, may allocate any or all of the Incentive Shares at Closing to (i) investors who agree not to redeem their shares in connection with the business combination, (ii) investors in the Transaction Financing, or (iii) Sponsor itself. We have received no signed subscription agreement for the Transaction Financing at this time, and do not know if Sponsor will need to use any or all of the Incentive Shares as an incentive for investors to participate in the Transaction Financing. We also will not know the terms of any non-redemption agreements, or if we will need to enter into non-redemption agreements at all until we are close to the Closing. In response to the Staff’s comment, we have clarified it in the definition of “Incentive Shares” on page 7 and in the pro forma financials footnote disclosure on pages 117 and 118 that PubCo’s obligation to issue the 2,000,000 Incentive Shares at Closing is not conditioned on the Transaction Financing, and disclosure on page 122 that the pro forma adjustments will likely change subject to the terms of the non-redemption agreements, if any and the Transaction Financing.

•      Describe how Incentive Shares will be used to avoid further redemption. For example, explain whether you intend to issue one Incentive Share (or a fraction of such share) for every non-redeemed share and how you considered such terms in the assumptions used under the Maximum Redemption Scenario.

Response: There are no non-redemption agreements at this time. However, RFAC may enter into non-redemption agreements (or similar arrangements) with investors who agree not to redeem their shares in connection with the business combination. The Sponsor, in its sole discretion, may allocate any or all of the Incentive Shares at Closing to such investors in consideration of their entering into non-redemption agreements. We will not know the terms of these non-redemption agreements, or if we will need to enter into non-redemption agreements at all until we are close to the Closing. In response to the Staff’s comment, we have clarified the disclosure on pages 17 and 44, and on page 122 that the pro forma adjustments will likely change subject to the terms of the non-redemption agreements.

•      Clarify whether the number of shares redeemed under the Maximum Redemption Scenario will change if you are able to complete a Transaction Financing and explain how.

Response: Under the Maximum Redemption Scenario, we have calculated the maximum number of shares that may be redeemed and will still allow RFAC to meet the $25.0 million Minimum Cash requirement. Pursuant to Section 9.3 of the Merger Agreement, the $25.0 million Minimum Cash requirement can be met by a combination of the aggregate cash available to PubCo from the Trust Account at Closing and the Transaction Financing which is defined as a private placement or other alternative financing in an aggregate amount of not less than $20.0 million. Since we have received no signed subscription agreement for the Transaction Financing at this time, we have assumed that the $25.0 million Minimum Cash requirement will be met by having at least $25.0 million cash balance in the Trust Account at Closing. In response to the Staff’s comment, we have added disclosure on pages 17, 44 and 122 to clarify that the number of shares redeemed under the Maximum Redemption Scenario will change if we are able to complete the Transaction Financing.

•      Explain how the Business Combination will be impacted if more shareholders elect to redeem their shares such that you are unable to meet the $25.0 million Minimum Cash requirement.

Response: Pursuant to Section 9.3(b) of the Merger Agreement, the $25.0 million Minimum Cash requirement is a closing condition. If it is not met, GCL can choose not to close the business combination or waive the Minimum Cash requirement. In response to the Staff’s comment, we have added a scenario on pages 17-18, 64-67 and 114-126 assuming that the $25.0 million Minimum Cash requirement is not met and parties nonetheless choose to close the business combination.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro forma Condensed Combined Statements of Operations, page 109

7.	Please explain why pro forma adjustment (AA) is reflected in the Maximum Redemption Scenario column or revise.

Response: The Company acknowledges the staff’s comment and has revised the pro forma adjustment (AA) to only eliminate the interest earned from trust account based on the redemption rate rather than 100% eliminated.

Note 4. Loss per Share, page 110

8.	We note the 2.0 million Incentive Shares are included in the RFAC Initial SPAC Management shares outstanding. As it appears such shares may be issued to SPAC public shareholders as incentive for non-redemption or third parties as part of a Transaction Financing, please revise to reflect the Incentive Shares as a separate line item and include a footnote explaining how the ultimate holder of such shares will be impacted. Similar revisions should be made elsewhere throughout the prospectus where you present share ownership tables.

Response: Pursuant to Section 6.6 of the Merger Agreement, Sponsor, in its sole discretion, may allocate any or all of the Incentive Shares at Closing to (i) investors who agree not to redeem their shares in connection with the business combination, (ii) investors in the Transaction Financing, or (iii) Sponsor itself. We have received no signed subscription agreement for the Transaction Financing at this time, and do not know if Sponsor will need to use any or all of the Incentive Shares as an incentive for investors to participate in the Transaction Financing. We also will not know the terms of any non-redemption agreements, or if we will need to enter into non-redemption agreements at all until we are close to the Closing. In response to the Staff’s comment, we have added disclosure on pages 17, 44, 117 and 118 to clarify that we have assumed that Sponsor will retain all 2,000,000 Incentive Shares at Closing.

The Business Combination Proposal

Lock-Up Agreement, page 123

9.	Please expand your disclosure to describe the exceptions to the lock-up agreements.

Response: The Company has added disclosure on page 131 in response to the Staff’s comment.

Certain Forecasted Information for the Company, page 130

10.	We note that several assumptions related to your projected financial information include certain acquisitions and Transaction Financing to occur by March 31, 2024. Please revise to clarify whether those acquisitions or financings have occurred, and whether the assumptions and projected financial information are still reasonable.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 148-149 of the F-4.

Information Related to the Company, page 155

11.	We note that you have entered into distribution agreements with game developers and publishing agreements with game studios. Please revise to include a discussion of the material terms of the agreements including a description of the rights and obligations of the parties thereto, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received and the termination provisions, and file them as exhibits. In addition, quantify the percentage of revenue that each material supplier or game developer represents and whether you are substantially dependent on any one game developer. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. All of the Company’s distribution agreements and publishing agreements are contracts made in the ordinary course of business. We have provided a summary of the general terms of these agreements on pages 178 through 181 of the F-4. Since the distribution revenue derived from Sega game titles accounted for more than 10% of our total consolidated revenue for the past two fiscal years, we have included more detailed disclosure on the general terms of our agreements with Sega, and have filed them as Exhibits 10.8 through 10.10 with the F-4. We have redacted certain pricing information in Exhibits 10.8 and 10.9 pursuant to Regulation S-K Item 601(b)(10)(iv) due to the sensitive and confidential nature of such information. The Company agrees to furnish to the Staff, upon request, an unredacted copy of Exhibits 10.8 and 10.9 for confidential, non-disclosable, review.

Information Related to the Company, Game Distribution, page 161

12.	You state that management believes that Starry Jewelry, a business specializing in retail and online sales of fashion jewelry, “will contribute game-related hardware and accessories sales revenue to GCL Group.” Please explain the basis for this statement and clarify how Starry Group will contribute to game-related hardware and accessories sales revenue.

Response: The Company has corrected the disclosure by removing the disclosure in question.

Company’s Management Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Operating Results, page 177

13.	Please revise to provide quantified information regarding any key performance metrics used by management in analyzing the business and operating results for each period presented, or tell us why they are not material to investors. As one non-exclusive example, we note your disclosure on page 160 that the company has sold 30,200,000 physical and digital copies of video games to date, but there is no discussion regarding that metric being considered a key performance metric used by management. Refer to Item 303(a) of Regulation S-K.

Response: The Company has revised the Registration Statement to include the requested information. Please see pages 198 and 199 of the F-4.

Certain Relationships and Related Party Transactions, page 195

14.	We note the disclosure on page 160 that "Together with an affiliated company which our Group Chairman, Jacky Choo See Wee solely owns and founded in January 2007, Epicsoft Asia has over 16 years of video games distribution and retail network management experience in Asia." Please revise here and elsewhere as appropriate to discuss any agreement between the company or its subsidiaries and entities affiliated with the Group Chairman, including the material terms of those agreements and file those agreements as exhibits.

Response: There has been no agreement between the Company and the company Jacky Choo See Wee owns and founded in January 2007 over the past nine years. In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the F-4 to remove any reference to any company affiliated with Jacky Choo, and to clearly state that Epicsoft Asia has been in the video games distribution and retail network management business for the past ten years.

Audited Financial Statements of GCL Global Limited

Note 2 - Summary of significant accounting policies

Indefinite-lived intangible assets, page F-59

15.	Please explain to us your basis for classifying console game codes as indefinite-lived intangible assets. Describe in detail the nature and source of these assets and how you determined they will contribute to your cash flows indefinitely. Refer to ASC 350-30-35-1 to 35-3.

Response: The Company acknowledges the SEC’s comment and provides the following explanation on the nature and source of console game codes.

Console game codes represent sequences of code providing users with access to specific video games. Acquired from vendors in batches, their primary purpose is resale. Each activation code grants single access rights to the end user and is individually identified at cost upon purchase from the Company.

Each activation code is defined as an intangible asset, due to its lack of physical substance. In accordance with ASC 350-30-35-4, the Company has determined that the useful life of each individual activation code should be considered indefinite, as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life. Consequently, each activation code is recorded at cost on the Company’s consolidated balance sheet and is not subject to amortization. Instead, the cost of each game code will be transferred to cost of goods sold upon the sale of each individual code. The Company will perform periodic impairment testing to ensure the ongoing value of these assets. Additionally, the remaining balance of the activation codes will continue to generate cash flows from sales activities until the last code is sold, with the total balance and the number of activation codes decreasing as individual codes are sold.

Revenue recognition, page F-62

16.	We note from your disclosure on page 161 that you share with resellers the gross revenue generated from players who purchase physical or online copies of the video games, merchandise on your resellers’ online stores or top up cards to play within the games. In addition, you share revenue on console games sold in physical stores. Please describe for us the nature and terms of your revenue sharing arrangements related to sales of console game, gaming hardware, accessories, and console game code and revise your footnote disclosures as necessary to include a discussion of such arrangements.

Response: The Company acknowledges the staff's comment. The Company has corrected the disclosure on page 161 and confirms that the revenue recognition policy provided on page F-62 of the F-4 was properly disclosed. In addition, the Company confirms that it does not currently have any revenue sharing arrangements related to sales of the console game, gaming hardware, accessories, and console game codes.

Revenue from game publishing, page F-63

17.	We note that you recognize game publishing revenue at a point in time when control of the console game code is transferred to end users after they have downloaded it from third parties' gaming platforms. Please explain further the terms of these arrangement and the impact on the timing of revenue recognition. Also clarify whether the third-party platforms maintain the console game codes before they are delivered to the end users. In addition, you state that for these transactions, "the transfer of control typically occurs at a specific point in time, mainly considering when the gaming platform becomes obligated to pay for the console game code sold, based on the preceding month’s sales report." Please explain why the transfer of control in these arrangements is based on the preceding month's sales report.

Response: The Company acknowledges the staff’s comment and revised the game publishing revenue recognition disclosure as follows:

The Company generates its revenue from game publishing by publishing gaming software on the third-party gaming platforms such as Sony's PlayStation Network and Valve's Steam (“Gaming Platform”). In this sales arrangement, the Gaming Platforms are considered as the Company's customers.

The Company recognizes revenue from game publishing at the point in time when control of the gaming software is transferred to the Gaming Platform, which specifically occurs when the console game code has been activated. Since the transaction price varies and is determined based on a predetermined rate applied to the Gaming Platform’s monthly sales, the Company recognizes revenue based on the consideration expected to be received from the Gaming Platform.

18.	We note that you recognize revenue from game publishing sales through third-party platforms, such as Sony's PlayStation Network and Valve's Steam, on a net basis. Please tell us whether you generate game publishing revenue through other third-party platforms. As applicable, clarify whether the revenue recognition policy differs for any other third-party platforms and if so, how.

Response: The Company acknowledges the staff’s comment and confirms that the Company only generates game publishing revenue through Microsoft’s Xbox, Sony's Playstation Network and Valve's Steam platform, and does not participate in any other third-party platforms for game publishing.

19.	We note your discussion on page 162 of publishing agreements that contain minimum guaranteed royalty payment and/or minimum guaranteed development fees based on the number of units of the game sold, marketing budget, localization, reporting process, revenue sharing and payment terms. Please explain further the terms of these arrangements and the impact on your game publishing revenue recognition policy. Ensure you address any revenue sharing terms with the publishers and the related accounting.

Response: The Company respectfully acknowledges the staff’s comment. The Company respectfully advises the staff that the publishing agreements mentioned above are with the third party game developers and provides the following explanation:

The agreement with the Company’s existing developer only includes terms such as minimum sales guarantees and development fees, marketing budgets and localization. Disclosure on page 162  has been revised accordingly. The Company provides further explanation to the foregoing terms as follows:

Minimum sales guarantee

Pursuant to the agreement with the developer, the Company is obligated to pay several tranches of non-refundable minimum sales guarantee to the developer upon achievement of various milestones before the game is published on the gaming platform. Consequently, the Company records the minimum sales guarantee payment remitted to the developer as prepaid expenses. These amounts are subsequently utilized as development costs under the cost of revenue upon the recognition of the revenue.

Marketing budget

Pursuant to the agreement with the developer, the Company agrees to commit to spending a marketing budget, based on the number of game units sold. Such spending is recorded as selling expenses on the Company’s consolidated statements of income and comprehensive income.

Localization

Pursuant to the agreement with the developer, the Company shall pay the developer for the localization and Quality Assurance fee related to various languages set up or configuration. The corresponding accounting treatment would be the same as the minimum sales guarantee payment, which is recorded as prepaid expense as soon as the company remits the payment, and subsequently utilizes as a development cost under cost of revenue upon the recognition of the revenue.

Revenue and Development fee

Pursuant to the agreement, the Company was granted by the developer with the game publishing right and entitled to 100% of the revenue generated from the gaming platform. Simultaneously, the Company would be obligated to remit to the developer a development fee based on a certain percentage of the revenue generated from the gaming platform. The Company accrues such development fee as a cost of goods sold upon recognition of the revenue.

The contractual terms mentioned above is consistent with the Company’s current game publishing revenue recognition methodology. Further, these contractual terms signify the Company’s role as principal in game publishing revenue in accordance with ASC 606-10-55-37 to 39 as the Company assumes primary responsibility for publishing the game on the gaming platform.

The Company has revised the disclosure in question accordingly, and has provided additional disclosure on page F-70 to clarify that the Company is acting as a principal in game publishing revenue as follows:

“The Company accounts for revenue from game publishing on a gross basis as the Company is acting as a principal who is primarily responsible for fulfilling the promise to publishing the game on the Gaming platform.”

Note 3 - Business Combination, page F-70

20.	The pro forma information provided for the year ended March 31, 2023 appears to indicate the impact of 2Game on your pro forma revenue and pro forma net income is $0. Please clarify whether 2Game earned revenue prior to your acquisition and if so, explain why your pro forma information does not reflect as such, or revise.

Response: The Company acknowledges the staff's comment and clarifies that 2Game did not generate any revenue prior to the acquisition. However, 2Game incurred a net loss from its operational cost since its formation in May 2022. On page F-70, the pro forma net income was $2,140,643, while the net income within the audited consolidated statement of income and comprehensive income was $2,140,670. The pro forma net income did reflect a $27 loss from 2Game before the acquisition.

Note 15. Concentration of Credit Risk

(a) Major customers, page F-82

21.	Please revise to separately disclose the amount or percent of revenue attributable to each major customer during each period presented. For example, identify your significant customers as customer A, customer B, customer C, etc., so as to clarify whether there were any changes in your major customers during the periods presented. Also, identify the segment or segments reporting such revenue. Refer to ASC 280-10-50-42.

Response: The Company acknowledges the staff’s comment and has made corresponding revisions on page F-85.

General

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company informs the Staff that no written communications were provided to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.
Jane K. P. Tam, Esq., Loeb & Loeb LLP